Filed by chinadotcom corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company: Pivotal Corporation

Commission File No.: 0-26867

This filing relates to a conditional proposal from chinadotcom corporation to acquire Pivotal Corporation by way of either an all-cash or cash-and-stock transction.

On November 18, 2003, chinadotcom corporation issued the following press release:

CDC Software Announces a Conditional Proposal to Acquire Pivotal

Corporation, a Leading Pure-Play Customer Relationship

Management Company

Hong Kong, November 18, 2003 CDC Software, a wholly owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced that it has made a conditional proposal to acquire Pivotal Corporation (“Pivotal”) (NASDAQ: PVTL and TSX: PVT) by way of either an all-cash or a cash-and-stock transaction. Pivotal, a leading pure-play Customer Relationship Management (“CRM”) company with over 1,660 clients worldwide, provides a complete set of highly flexible, powerful CRM applications and implementation services for mid-sized enterprises.

Under the terms of the proposal, which was submitted by letter to the board of directors and the special committee of Pivotal today, Pivotal shareholders will be allowed to choose to receive either US$2.00 in cash or US$2.14 in cash and shares (US$1.00 in cash and US$1.14 in chinadotcom shares) for each common share of Pivotal, representing a premium of over 20% in excess of the publicly announced offer made by the Oak/Talisma Group and over 7% in excess of the publicly announced offer made by Onyx Software Corporation (NASDAQ: ONXS). The premium with respect to ONXS is based on a fixed exchange ratio of 0.475 shares of ONXS at a closing price of US$4.20 (as of November 17, 2003) in exchange for one share of Pivotal.

As part of the proposal, CDC Software has offered to provide Pivotal immediately with up to US$20 million in bridge financing to allay any potential viability issues prior to completion of the acquisition. It has further offered to quickly enter into synergistic operational initiatives prior to the acquisition. Further, chinadotcom’s combined proposal demonstrates its commitment to supporting Pivotal’s expansion in the CRM market sector, particularly in Asia, and leveraging upon Pivotal as a platform for future consolidation of the CRM market sector.

An acquisition of Pivotal would represent a natural continuation of CDC Software’s strategy to establish its position as a leading global provider of Enterprise Resource Planning (“ERP”) software products and services, with a focus on the export manufacturing sector which has measurably contributed to chinadotcom’s US$11.5 million in net profit for the nine months ended September 30, 2003. Pivotal’s broad suite of marketing, sales, service and partner management capabilities would complement CDC Software’s existing ERP, Supply Chain Management (“SCM”) and Human Resources and Payroll product offerings, which currently have limited CRM functionality. Pivotal, with its CRM platform, would be a complementary addition to CDC Software’s recent acquisition of a controlling stake in Industri Matematik International (“IMI”), a leading provider of mission critical SCM software; its recently acquired

Executive Suite software, a leading financial performance management and business intelligence application based on Microsoft technology; and its pending acquisition of Ross Systems, Inc. (“Ross”) (NASDAQ: ROSS), a global provider of ERP for process manufacturers.

“Our software strategy includes the acquisition of ‘best of breed’ technologies internationally and introducing them into the Asia market. We believe the timing of this acquisition represents a logical sequence in the progression of CDC Software’s strategy of acquiring companies with high margins and recurrent revenue streams in the mission-critical software solutions sectors of ERP, SCM, CRM and business intelligence,” commented Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation.

Mr. Widdicombe continued, “we have been a business partner of Pivotal in the Asia Pacific region and are very impressed by their seasoned management and their world-class technology platform. In addition, we have had numerous discussions with respect to various initiatives for synergies, including cross-selling, lowering product support costs and outsourcing opportunities. A combination of the two companies should enable Pivotal to measurably accelerate its expansion, particularly in the rapidly developing and high growth markets for CRM software in Asia, principally through cross-selling on the back of CDC Software’s international software platform which has a well-established China presence and leveraging upon our combined customer base of over 2,300 enterprises worldwide.”

“A combination with Pivotal should allow both parties to derive significant synergies, and create substantial value for their respective shareholders and customers,” said Mr. Widdicombe. He also stated, “In addition to incorporating Pivotal’s products into existing product offerings, CDC Software could incorporate the business analytics products of Executive Suite into Pivotal’s product lines. Pivotal could also leverage upon CDC Software’s cost-efficient China and India-based outsourcing services. We would also expect to achieve significant SG&A cost savings and synergies.”

“On a pro forma basis assuming the inclusion of Ross, we believe chinadotcom can achieve projected revenue of US$185 million for 2004. With an acquisition of Pivotal, we believe our pro forma projected revenue could increase to approximately US$240 million, which would enable us to achieve a reasonable increase in our scale,” Mr. Widdicombe added.

chinadotcom believes that its proposal is superior to all outstanding offers for Pivotal, given the per share price being offered, the liquidity and appreciation in value of chinadotcom’s shares, its strong cash position, and the continuing growth in its revenues and profitability. In addition to allaying potential viability issues concerning Pivotal, the combination of the two companies, particularly with immediate bridge financing, would provide reassurance to Pivotal’s customers and employees and demonstrate to the market that chinadotcom is committed to furthering Pivotal’s aims to accelerate profitability and maximize shareholders value. Furthermore, a combination with chinadotcom would enable Pivotal to have access to additional capital to further invest in product development and fund other strategic initiatives by leveraging upon chinadotcom’s US$363 million net cash position.

chinadotcom notes that Pivotal has not provided an indication as to whether it would accept this proposal, this proposal is subject to execution of definitive agreements with various closing conditions and there is no assurance that the proposed acquisition will be consummated. This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities.

The Special Committee of Pivotal’s Board of Directors has also been asked to take the following factors into consideration which chinadotcom believes makes its offer superior to other offers:

—	chinadotcom’s share price has nearly doubled in the past six months, and has out-performed the Nasdaq NMS Composite Index during this same period.

—	chinadotcom is currently profitable, and has posted four sequential quarters of improving profit. For the nine months ended September 30, 2003, chinadotcom recorded net profit of US$11.5 million.

—	chinadotcom has experience in completing earnings accretive transactions. Recent transactions have included the acquisitions of Newpalm (China) Information Technology Co., Ltd., a controlling stake in IMI (www.im.se), and the financial performance management application, Executive Suite (www.cip-software.com). In addition, CDC Software’s acquisition of Ross (www.rossinc.com) is pending. Throughout the acquisition process, chinadotcom works closely with management on integration planning to facilitate a smooth and orderly integration process post-closing.

—	chinadotcom has a strong financial position. As of September 30, 2003, chinadotcom had US$363 million in net cash and cash equivalents on its balance sheet. The company does not require external capital or financing to fund the acquisition.

—	Since 2002, chinadotcom and Pivotal have had a series of discussions with respect to various initiatives and a considerable number of complementary product lines exist between chinadotcom and Pivotal which provide significant potential opportunities for synergies, including cross-selling, lowering product support costs and outsourcing initiatives.

—	chinadotcom intends to retain Pivotal and its current management team as an independent subsidiary within its CDC Software unit.

—	chinadotcom’s stock has an average daily trading volume of approximately 7.6 million shares over the prior six month period, and the company has a market capitalization of approximately $850 million which mitigates questions concerning the value of the securities of a merged Pivotal/chinadotcom entity post-closing.

—	chinadotcom has previously performed due diligence on Pivotal which would measurably reduce the time required for it to complete its due diligence on Pivotal. In addition, as chinadotcom hasrecently been involved in transactions in which due diligence has been performed on it, chinadotcom can readily provide due diligence materials to Pivotal.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on two of the fastest growing business segments—manufacturing and mobile—in China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in IMI, an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross, a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. It expects to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, CDC Software and CDC Outsourcing, please visit the Web site http://www.corp.china.com.

Safe Harbor Statements

This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed all-cash or cash-and-stock transaction referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by CDC Software with the United States Securities and Exchange Commission (“SEC”). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed all-cash or cash-and-stock transaction on the SEC’s web site at: <www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to CDC Software at the contact details set forth below. CDC Software and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal security holders in favor of the proposed transaction, should CDC Software solicit such proxies. Information regarding the security ownership and other interests of CDC Software’s executive officers and directors will be in included in any such exchange offer statement, information circular, proxy statement or similar document.

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Actual results may vary materially from those expressed or implied by the statements herein, including the pro forma projected revenue of 2004. The pro forma projected revenue of 2004 assumes no growth and is annualized based materially upon the actual results for the quarter ended September 30, 2003 for chinadotcom (assuming a full quarter of contribution from IMI), Ross and Pivotal, as the case may be. Furthermore, while chinadotcom believes that its pro forma financial projections are reflective of its recurrent trends and the on-going status of its business, there can be no assurance that its pro forma projections will accurately reflect these trends and status and therefore, its investors are urged not to rely solely upon the pro forma projections when making their investing decision and should be reviewed together with its actual financial results and other relevant information about chinadatcom. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the SEC, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel:	(852)2961 2750
Fax:	(852)2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel:	1(212)661 2160
Fax:	1(973)591 9976
e-mail:	craig.celek@hk.china.com